Exhibit 99.90

Press Release

PROMETIC STRENGTHENS ITS LEADERSHIP WITH A NEW MANAGEMENT STRUCTURE AND THE APPOINTMENT OF THREE NEW DIRECTORS

Laval, Québec, Canada, Cambridge, UK, – May 8, 2019 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or “Corporation”) is pleased to announce today a new management structure to provide leadership to the Corporation and the appointment of Dr. Gary Bridger, Mr. Timothy Wach and Mr. Neil Klompas to the Board of Directors. All three of these individuals will be included as nominees for election to the Board of Directors by shareholders at the upcoming Annual General and Special Meeting of the shareholders (“AGM”) scheduled to take place in Montreal, Québec, Canada on June 19, 2019.

Mr. David John Jeans and Ms. Louise Ménard have stepped down from the Board after having respectively served as Directors since 2017 and 2009. Also, Mr. Bruce Wendel, Chief Business Development Officer, has left the Corporation.

“On behalf of the entire organization, it is a pleasure to welcome Gary, Tim and Neil onto Prometic’s Board of Directors, and we look forward to their strategic insight and guidance as we pursue our strategy to build a successful and focused global life sciences company”, stated Board Chair, Mr. Stefan Clulow. “I also wish to thank Mr. Jeans and Ms. Ménard for their services to the Board and Mr. Wendel for his services to the Corporation as a former Director and senior executive officer”.

In addition to Mr. Galbraith, the newly-appointed CEO, the Corporation’s leadership team will include:

•	Mr. Martin Leclerc, Chief Talent Officer

•	Dr. John Moran, Chief Medical Officer

•	Dr. Steven J. Burton, President of Prometic Bioseparations Ltd

•	Mr. Patrick Sartore, Chief Operating Officer, North America and Chief Legal Officer and Corporate Secretary

•	Mr. Bruce Pritchard, Chief Operating Officer, International and Chief Financial Officer

Mr. Galbraith, Prometic’s CEO, stated “I am pleased to confirm my leadership team and look forward to working with them to make progress with both our corporate goals for 2019 and our long-term vision for Prometic. I will retain primary responsibility for ongoing business and corporate development activities and use my 30+ years of life sciences business experience to complete the necessary partnerships and collaborations that will be necessary for our success”.

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About Prometic’s newly appointed members of the Board of Directors

Dr. Gary Bridger

Dr. Gary Bridger has served as a member of the board of directors of X4 Pharmaceuticals, Inc. since October 2018. From February 2015 to December 2017, Dr. Bridger served as a consultant to Xenon Pharmaceuticals Inc., a biopharmaceutical company, where he previously served as the Executive Vice President of Research and Development from January 2013 to February 2015. From October 2013 to October 2015, Dr. Bridger served as a Managing Director at Five Corners Capital Inc. From June 2010 to June 2012, Dr. Bridger served as a venture partner at Venture West Capital Management, a venture capital firm. From November 2006 to December 2007, Dr. Bridger served as Senior Vice President of Research and Development of Genzyme Corporation, a biotechnology company, which was acquired by Sanofi, S.A. In June 1996, Dr. Bridger co-founded AnorMED Inc., a biopharmaceutical company, and was its Vice President of Research and Development and Chief Scientific Officer from 2000 until its acquisition by Genzyme in November 2006. Dr. Bridger has served on the board of directors of Aquinox Pharmaceuticals, Inc. since 2013. Dr. Bridger previously served on the board of directors of Alder BioPharmaceuticals, Inc., a biopharmaceutical company, from 2013 to 2016. Dr. Bridger serves on the scientific advisory board of Alectos Therapeutics Inc., a biopharmaceutical company. Dr. Bridger holds a Ph.D. in Organic Chemistry from the University of Manchester Institute of Science and Technology.

Mr. Neil A. Klompas

Mr. Neil A. Klompas joined Zymeworks Inc. in March 2007 where he currently serves as Chief Financial Officer. Prior to joining Zymeworks, he worked with KPMG LLP in Canada and the United States, most recently (from 2005 to 2007) with KPMG’s Pharmaceuticals, Biotechnology and Medical Device M&A Transaction Services practice in Princeton, New Jersey, where he advised on transactions including mergers, acquisitions, divestitures and strategic alliances. Prior to that, from 2000 to 2005 Mr. Klompas worked with KPMG’s Canadian Biotechnology and Pharmaceuticals practice. Mr. Klompas is a Chartered Professional Accountant and is a member of Chartered Professional Accountants of British Columbia. Mr. Klompas also holds a degree in Microbiology & Immunology from the University of British Columbia. He serves on the faculty advisory board for Biotechnology and Chemistry for Camosun College and as a member of the board of directors of Ovensa Inc., a private biotechnology company.

Mr. Timothy Wach

Mr. Timothy Wach is Managing Director and Board Member of Taxand since January 2015. Mr. Wach is recognised as a leading Canadian lawyer in taxation and frequently publishes papers for research organisations and academic purposes. In 1989, Mr. Wach joined Gowling Lafleur Henderson LLP, as an associate and was a partner from 1992 to 2014, where he specialised in mergers, acquisitions, financings and international tax with

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focus on the private equity and energy sectors. While a partner of Gowlings, Mr. Wach was on the Gowlings Executive Committee and served as leader of the Firm’s National Tax Practice Group and of the Toronto Tax Practice Group. Mr. Wach also has extensive experience in government relations and tax policy, having twice served in the Tax Policy Branch of the Canadian Department of Finance in Ottawa, most recently as Director of Legislative Development and Chief Legislative Counsel from 2009 to 2011. In that role, he chaired the Interdepartmental Legislation Review Committee, the committee responsible for the preparation of Canada’s federal income tax legislation for submission to Parliament. He also appeared regularly as a witness on behalf of the Department of Finance before the House of Commons Standing Committee on Finance and the Senate Standing Committee on National Finance when those committees considered tax policy matters.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) has a pipeline of product candidates which leverage the discovery of the linked role of two receptors involved in the regulation of the healing process. Prometic has demonstrated that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Alström syndrome. The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ plasminogen. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

We are headquartered in Laval, Quebec (Canada) with R&D facilities in Canada, the United Kingdom and the United States, manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the United States, and Europe.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may

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differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2018, under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contacts:

Bruce Pritchard

b.pritchard@prometic.com

450-781-0115

Patrick Sartore

p.sartore@prometic.com

450-781-0115

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